UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-38866

Nabi – Rockville Savings & Retirement Plan

(Exact name of registrant as specified in its charter)

5800 Park of Commerce Boulevard, N.W., Boca Raton, FL 33487, (561) 989-5800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nabi – Rockville Savings & Retirement Plan Interests

(Title of each class of securities covered by this Form)

Common Stock, $.10 par value per share
Preferred Stock Purchase Rights
Nabi Savings & Retirement Plan Interests

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

Rule 12g-4(a)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)(i)	☐
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934 Nabi - Rockville Savings & Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NABI - ROCKVILLE SAVINGS & RETIREMENT PLAN

	By:	Nabi Biopharmaceuticals, Plan Administrator

Date: June 27, 2003	By:	/s/ Mark Smith

Mark Smith
Senior Vice President, Finance, Chief
Financial Officer, Chief Accounting
Officer, and Treasurer